(d)(21)

Directed Services LLC

1475 Dunwoody Drive, West Chester, PA 19380

May 1, 2015

Voya Partners, Inc.

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

By execution of this letter agreement (the “Agreement”), dated May 1, 2015, intending to be legally bound hereby, Directed Services LLC (“DSL”), the Adviser to Voya Index Solution 2020 Portfolio, Voya Index Solution 2025 Portfolio, Voya Index Solution 2030 Portfolio, Voya Index Solution 2035 Portfolio, Voya Index Solution 2040 Portfolio, Voya Index Solution 2045 Portfolio, Voya Index Solution 2050 Portfolio, Voya Index Solution 2055 Portfolio, Voya Index Solution 2060 Portfolio, and Voya Index Solution Income Portfolio (the “Solution Portfolios”), each a series of Voya Partners, Inc. (“VPI”), agrees that DSL shall, from May 1, 2015 through May 1, 2018, waive all or a portion of its investment management fee and/or reimburse expenses to limit each Solution Portfolio’s Fund-level ordinary operating expenses (including interest, leverage expenses, taxes and expenses of any counsel or other persons or services retained by VPI’s directors who are not “interested persons,” as that term is defined under the Investment Company Act of 1940, of VPI) and excluding investment-related costs and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Solution Portfolio’s business, in amounts necessary so that, after such waivers and/or reimbursements, the maximum total operating expense ratio of the Class Z shares of the Solution Portfolio shall be as set out below.

Maximum Operating Expense Ratio (at the Fund Level)
Name of Fund	(as a percentage of average net assets) Class Z
Voya Index Solution 2020 Portfolio	0.00%
Voya Index Solution 2025 Portfolio	0.00%
Voya Index Solution 2030 Portfolio	0.00%
Voya Index Solution 2035 Portfolio	0.00%
Voya Index Solution 2040 Portfolio	0.00%
Voya Index Solution 2045 Portfolio	0.00%
Voya Index Solution 2050 Portfolio	0.00%
Voya Index Solution 2055 Portfolio	0.00%
Voya Index Solution 2060 Portfolio	0.00%
Voya Index Solution Income Portfolio	0.00%

DSL acknowledges that:  (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future; and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future.

The operating expense limits set out above apply only at the Fund level and do not limit the fees payable by the underlying investment companies in which the Solution Portfolios invest.  Therefore, VPI acknowledges and agrees that the Class Z shares of the Solution Portfolios will indirectly bear Acquired Fund Fee and Expenses.

The termination or modification of this letter requires approval by the Board of Directors of VPI.

Please indicate your agreement to this Agreement by executing below in the place indicated.

Very sincerely,

/s/ Todd Modic
Todd Modic
Vice President
Directed Services LLC

Agreed and Accepted:
Voya Partners, Inc.
(on behalf of the Solution Portfolios)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Partners, Inc.